

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2020

Karl Kan Zhang
Chairman of the Board of Directors and Chief Technology Officer
CooTek (Cayman) Inc.
9-11F, No.16, Lane 399, Xinlong Road, Minhang District
Shanghai, 201101
People's Republic of China

> **Re: CooTek (Cayman) Inc.**
> **Registration Statement on Form F-3**
> **Filed December 15, 2020**
> **File No. 333-251355**

Dear Mr. Zhang:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Technology

cc: Ziyue Zhu